Exhibit 99.1

1 August 2026 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America Credit Private Equity Equities Global Investment Products & Solutions Real Assets Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Long - term positions based on fundamental analysis of LatAm publicly - traded companies Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies High value - added financial and strategic advisory services, focusing primarily on middle market, M&A and debt capital markets (DCM) transactions Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS SUSTAINABILITY CLIENT RELATIONS Notes: ¹AuM considers assets under management and advisory as of June 2026. AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s elimin at ed on consolidation and excluding double counting from co - managed funds between our segments. Corporate Advisory R$ 361 bn AuM¹

The premier partner for alternative investments and global solutions in Latin America

Our footprint in Latin America, with **significant opportunities for alternative investments** across the region

R$361bn
AuM[1]

12
Offices

+660
Employees

8
Countries

58
Partners



Vinci Compass' offices

+50 Active Strategies

Across alternatives, liquids and global solutions, diversified by asset class, geography, and investor profile

30 years

Providing investment solutions across Latin America, serving institutions, pensions, and family offices

US$7 tn

Total Addressable Market

Client Profile Addressable Market Breakdown



33%
67%
Institutional Investors
Family Offices & HNWI

US$87 bn

Alternatives AuM
4x Growth since 2010

Notes: [1]Considers assets under management and advisory as of June 2026; Sources: Argentina (ANSES, SSN), Brasil (ANBIMA), Chile (SP, CMF, "Radiografía y perspectivas de los family offices para 2024, Ameris - El Mercurio Chile") , Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar, Indeval), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available; Preqin.

3

VINCI COMPASS

4 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) Notes: ¹ Considers assets under management and advisory as of June 2026. ²Fee Related Revenues as of 2Q’26 LTM excluding net advisory rev enues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues. Last - twelve - months values are calculated as the sum of the last four quarters. 61% 19% 18% 2% Institutional HNWI Intermediaries Public Market Vehicles 76% 12% 4% 4% 4% 38% 23% 13% 10% 8% 3% 3% 2% Chile Brazil Mexico Global Colombia Peru Uruguay Argentina 66% 25% 3% 2% 2% 1% 1% Global Brazil LatAm Mexico Argentina Chile Peru Uruguay 42% 26% 12% 11% 8% 1% Global IP&S Credit Real Assets Private Equity Equities Corporate Advisory 46% 25% 24% 6% 50% 26% 6% 6% 5% 4% 2% 1% 45% 24% 9% 8% 6% 3% 3% 2% AuM¹ (%) Fee Related Revenues² (%)

Deep Access to Latin American & Global LPs


Country Breakdown AuM by funding
3%
3%
2%
8%
10%
38%
13%
23%
Chile
Brazil
Mexico
Global
Colombia
Peru
Uruguay
Argentina

Scaled distribution capabilities

Local, on-the-ground coverage across 8 markets + Global

Direct access to pensions, insurers and platforms

+2,800
LPs

80%+
Proprietary Relationships

HNWI & Intermediaries

300+ relationships with family offices and UHNWI

Over **520** intermediaries distributing Vinci Compass strategies

Institutional Investors

- Deep access to Latin American pension funds, including **100%** penetration in Chile, Peru, Colombia, Argentina and Uruguay
- Established distribution through global platforms and direct mandates
- Strong position with insurance companies
- Robust relationships with sovereign wealth funds, endowments and financial institutions

5

Notes: As of June 2026

VINCI COMPASS

6 Notes: As of June 2026. Local teams providing local, regional and global solutions to our clients Operational & Client Service Backbone High involvement from our partners Client Relations Group 85 relationship managers across 8 countries 8 Argentina 22 Brazil 21 Chile 3 Colombia 12 Mexico 4 Peru 11 United states 4 Uruguay Number of professionals Average of 17 years of industry experience Seasoned and tenured team 21 partners with an average of 15 years at Vinci Compass are part of this team, and remain actively engaged with our local and global clients Supported by 35+ professionals involved in Marketing, Client Services/Support and Product Specialists

7 Business model built for resilience and long - term shareholder value creation Stable cash flow profile with substantial upside from performance and balance sheet investments FRE + PRE + IRE : recurring cash flow today, with significant gains coming from performance and GP commitments, driving shareholder value creation through cycles Fee Related Earnings Earnings coming from recurring management and advisory fees Durable fee base; diversified and scaling FRE Performance Related Earnings Earnings coming from performance fees realized from our managed funds Since IPO, PRE from Liquid funds has been predominant. PRE from Private funds set to kick in in the next cycle PRE Investment Related Earnings Earnings coming from GP capital gains Embedded engine not fully priced into our current valuation IRE 7

FRE: High-Quality Earnings Stream

Diversified, recurring, and resilient through cycles

FRE More balanced than AuM
➡lower concentration risk

Resilient through cycles: different drivers protect against earnings volatility as we navigate through different cycles

Predictable cash flow
to fund dividends and reinvestment

FRE by segment 2Q'26 LTM



R$342 million
33%
25%
20%
17%
5%
1%
Global IP&S
Credit
Private Equity
Real Assets
Equities
Corporate Advisory

Key Takeaways:

Balanced across strategies and clients

Contracted & recurring fees drive visibility

Low concentration risk; no single vertical dominates

Private Equity: long term AuM and fresh flagship vintage extends fee duration

8

VINCI COMPASS

9 PRE: Two Value Drivers Liquids delivered in a tough cycle, privates next Resilient through the cycle: liquid strategies sustained PRE in a high - rate backdrop Private vehicles early in harvest, building a second driver of PRE Performance - eligible AuM and gross accrued performance fees underpin visibility PRE since IPO distribution as of 2Q’26 Private vs. Liquid PEAUM as of 2Q’26 51% 49% Private Liquid 84% 16% PRE Liquid PRE Private

10 Performance Eligible AuM as of 2Q’26 R$ 45 billion 24% 22% 20% 19% 15% Private Equity Credit Equities Global IP&S Real Assets PRE: What’s in the Pipeline Performance - eligible base and accrued carry today Portfolio seasoning: core assets maturing to realization phase Embedded carry increasing across flagship vintages Diversified PEAUM across strategies Larger eligible base + accrued carry today ⇒ higher probability of PRE realization over the next cycle Gross Accrued Performance Fees as of 2Q’26 R$ 129 million 54% 41% 5% Private Equity Credit Real Assets

11 IRE: A Perpetual Compounding Engine IRE is a compounding engine, as each realization creates the capital for the next vintage, perpetuating growth IRE Anchor fundraising LP Commitments Harvest returns Capital calls/ Deployment GP (Re)Commitments Each realization funds the next commitment, leveraging fundraising and FRE , and creating powerful compounding and GP Capital Gains for our shareholders

12 Scale of IRE Commitments We have committed R$1.5 billion of proprietary capital into our private market funds, diversified across all our segments Our commitments today are significant and well diversified, setting up a meaningful future earnings base IRE Commitments Highlights Target Gross IRR Capital Committed (R$ million) Product Strategy 10 - 15% 157 REITs Real Estate REITs Real Assets 17 - 22% 100 Vinci Climate Change Infrastructure Climate Change 15 - 20% 70 Vinci Fullwood Real Estate Logistics 17 - 22% 50 Vinci Água e Saneamento Infrastructure Water & Sewage 25 - 30% 150 SPS IV Opportunistic Capital Solutions Credit 12 - 17% 100 Vinci Credit Infra Infrastructure Credit 25 - 30% 350 VCP IV Capital Partners Private Equity 20 - 25% 50 VSP Strategic Partners Global IP&S R$1.5 bn 38% 31% 25% 4% 2% Real Assets Credit Private Equity Global IP&S Public Equities

Our Flagship Commitments: Driving Future IRE

These three flagship funds represent the bulk of Vinci Compass' proprietary investments, diversifying exposure across strategies and anchoring future IRE

	VCP IV	VICC	SPS IV
Fund Size[1]	R$**3.1** billion	R$**1.8** billion	R$**1.3** billion (currently being fundraised)
IRE Commitments	R$ **350** million capital committed; **46**% capital called as of 2Q'26	R$ **100** million capital committed; **28**% capital called as of 2Q'26	R$ **150** million capital committed; **35**% capital called as of 2Q'26
Key Portfolio Highlights	**Investment Period:** until Dec/2027; **Target Return:** 25-30% Gross IRR	**Investment Period:** until Mar/2028; **Target Return:** 17-22% Gross IRR	**Investment Period:** until Feb/2029; **Target Return:** 25-30% Gross IRR
	Private equity strategy diversified across **consumer, financials, tech, business services,** and **healthcare**.	Climate & infrastructure strategy focused on **renewables** and **essential services**.	**Opportunistic capital solutions** strategy, investing in **legal claims** and **tech-enabled** credit platforms.
	~40% of capital already **committed** across three flagship assets, early value creation underway through growth and governance initiatives.	Fund in **early J-curve stage:** capital deployed, no distributions yet, value creation expected as projects reach COD and pipeline matures.	Fund in **early J-curve stage:** recently launched, 8% of capital called, **3 initial investments** deployed.
	Strong **pipeline** with **50+ opportunities**, including 7 in **advanced stages**.	Robust **R$1.3bn pipeline** across **solar, storage, and water concessions.**	Robust pipeline **supported by high rates** driving demand for alternative financing, especially in **corporate lending** and **secondary credit.**
	Portfolio Investments: arklok, OUTBACK STEAKHOUSE, AGV	Portfolio Investments: MIRA Energia — Two DG solar projects operating; more under construction via Mira Energia platform	Portfolio Investments: bzr.group, Federal Credit Claims, Private Claim

Together these funds represent R$600 million in IRE commitments, already generating FRE uplift and positioned to deliver capital gains and performance fees as vintages mature

See notes and definitions at end of document

14 Notes: Vinci Compass’ estimates consider the lower range of the target net IRR from our proprietary capital commitments; ¹Con sid ers the share base as of March 2026. IRE: Embedded Earnings Potential R$ 1.5 billion 18 - 20% Gross Blended Target IRR Total commitments Our balance sheet holds significant capital gains from IRE that will impact our Distributable Earnings in the coming years R$100 million+ Expected Realized IRE Annual Run Rate Contribution ~R$ 1.55 per share¹ or We expect to reach normalized IRE figures between 2028 - 2031 Timing

15 2025 - 2028 Targets at a Glance ~19% CAGR ~25% CAGR Full Year 2025 Full Year 2028 Target R$ 950 mm R$ 288 mm 30% Fee Related Revenues Fee Related Earnings (FRE) FRE margin ~R$ 1.6 bn ~R$ 600 mm 38% R$ 100 billion Fundraising Target from 2H’25 through 2028 ~8 p.p.

16 Notes: As of June 30, 2026. Use of Capital Since IPO 18 - 20% R$100 million + between 2028 - 2031 IRE Commitments Capital Returned to Shareholders M&As Gross Blended Target IRR Expected Realized IRE Annual Run Rate Contribution R$413.2 m illion Cash used R$1.1 b illion Total Dividends distributed since IPO R$345.7 million 14.9 million 8.6x Buybacks R$1.5 billion 13.0x Total IRE Commitment New shares issued Average Post Tax Price/FRE Fundraising Leverage

17 Business Units Deep Dive

Global Investment Products and Solutions (Global IP&S)

R$274 billion in AuM[1]

Providing access to a network of world-class GPs and top-tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide.

Fee Related Revenues[2] Breakdown
by Country (Asset Allocation)



Global
Brazil
Mexico
Chile
62%
28%
6%
4%

Fee Related Revenues Breakdown
by Product Type



TPD³ Liquid
TPD Alternative
Global Solutions
Multi-strategy
Fund Services
Separate Mandate
Advisory & Execution
Pension Plans
25%
18%
16%
22%
6%
5%
4%
4%

AUM Breakdown
by Client Profile



R$274 bn
AuM
62%
22%
16%
Institutional
HNWI
Intermediaries

18

Notes: [1]Assets under management and advisory as of June 2026; [2]Fee Related Revenues as of 2Q'26 LTM ; [3]TPD stands for Third Party Distribution.

VINCI COMPASS

Credit

R$43 billion in AuM

Hard currency	Local currency							
Liquid Credit		Private Credit						
High Grade & High Yield	High Grade & High Yield	Opportunistic Capital Solutions	Infrastructure Credit	Structured Credit & Confirming	High Grade & High Yield	Diversified Private Credit	Agribusiness	Real Estate Credit
R$9.7 bn	R$16.1 bn	R$3.9 bn	R$3.0 bn	R$3.3 bn	R$2.2 bn	R$1.8 bn	R$1.2 bn	R$1.2 bn

Diversified credit platform with local and hard currency strategies

AuM Breakdown
by Geography (Asset Allocation)



6%
18%
11%
21%
41%
Brazil
LatAm
Mexico
Argentina
Peru
Chile
Colombia

AuM Breakdown
by Client Profile



12%
1%
49%
34%
Institutional
Intermediaries
HNWI
Public market vehicles

65+ Portfolio Managers and Analysts

19

Notes: As of June 2026

VINCI COMPASS

Private Equity

R$14 billion in AuM[1]

	VCP	VIR
Equity Check	R$300-500 mm	R$50-150 mm
Impact guidelines	Sustainability guidelines as risk mitigators drivers of long-term value creation	Generates impact at the core of the business and supports SME companies with limited access to capital and know-how
Investment	Primarily Cash Ins with flexibility for Cash Outs	Cash In
Company Size	Upper Middle Market to Large Companies	SMEs (small-to-medium enterprises)
Influence	Control and co-control	Minority with co-control

20+ year track record

VCP Strategy

Growth | **Buyout**

Turnaround | **Minority Growth**

61.3% Gross IRR[2]

2.0x Gross MOIC[2]

VIR Strategy

Minority Growth

21.1% Gross IRR[2]

1.7x Gross MOIC[2]

AUM Breakdown
by Client Profile


12%
23%
65%
R$14.2 bn
AuM
Institutional
HNWI
Intermediaries

Notes: [1]As of June 2026; [2]Gross IRR and Gross MOIC in Brazilian Reais as of March 30, 2026 due to the fund's administrator timeline to disclose the quarterly markup of the fund.

20

Equities

R$15 billion in AuM

Leverage the region's advantages without the idiosyncratic risks of each country

By capitalizing on country-specific expertise and targeting assets often overlooked by regional investors, we unlock opportunities in niche markets with fewer participants

Strategies Overview

Multi-Country Equity

LatAm
R$0.4 bn

Global
R$0.4 bn

- Long Only

Country-Specific Equity

Brazil
R$11.1 bn

- Long Only
- Dividends
- Small Caps
- Long Biased
- Others

Chile
R$2.8 bn

- Long Only
- Small Caps

Mexico
R$0.5 bn

- Long Only

Argentina
R$0.4 bn

- Long Only
- Small Caps

+80%

of our combined investor base consists of Institutional Investors

AUM Breakdown
by Client Profile



8%
10%
R$15.5 bn
AuM
83%
Institutional
Intermediaries
HNWI

20+ Portfolio Managers and Analysts

VINCI COMPASS

21

Notes: As of June 2026.

Real Assets

R$15 billion in AuM

Infrastructure
R$6.7 bn

- Focus on the key infrastructure themes in Brazil: **Energy, Transportation and Water & Sewage**
- Six structured funds and one perpetual listed vehicle
- Our **Article 9 compliant Climate Change Fund, VICC**, concluded fundraising in 2025

38
Companies/Assets

Real Estate
R$6.4 bn

- Investments in **major real estate sectors**
- Seven **Listed REITs** in the Brazilian Stock Market
- **Opportunistic Development** Strategy with closed-end funds in **Brazil**

560,000+
investors

Forestry
R$2.0 bn

- Strategy includes **Greenfield and Brownfield** projects with **Eucalyptus, Pine and Native Forests in Brazil**
- Three vintages raised since 2009; the **fourth fund, Article 9 compliant, is currently being raised**
- Carbon credits offer a significant return potential on top of traditional forestry revenues

~150,000 ha
Total Planted Area in Brazil

~80%
of our AuM
is in vehicles with 10+ years lock-ups

AUM Breakdown
by Client Profile



R$15.1 bn
AuM
50%
37%
6%
7%
Institutional
Public Market Vehicles
HNWI
Intermediaries

VINCI COMPASS

22

Notes: As of June 2026.

Corporate Advisory

Senior team with multisectoral experience

M&A

- Total or Partial Purchases and Sales of Companies
- Joint Ventures and Company Mergers
- Board of Directors' Advisory
- Fairness Opinion and Valuation Report Elaboration

R$161 bn+
in **M&A** transactions

Fund Raising

- Issuing of New Shares (Capitalizations)
- Issuing of Debt Titles (Convertible or Not)
- Issuing of Titles with Incentivized Coverage
- Special Situations Transactions

R$60 bn+
in **FR** transactions

Capital Markets

- Initial Public Offering (IPO) Advisory
- Follow-On Advisory
- Issuing of Distributable Titles Advisory

R$40 bn+
in **CM** transactions

Corporate Advisory's Pillars

Union of values and vision
No conflicts of interest
Long-term vision
Vision of Growth
Execution of excellence
Trustworthy relationship

Sectors

Consumer & Retail
Oil & Distribution
Health
Real Estate
Financial Services
Logistics & Transportation
Technology
Energy & Mining
Others

~85%
of clients re-engage

23

Notes: As of June 2026.

VINCI COMPASS

24 Financial Highlights

25 0.17 Quarterly Dividend US$ 53 bn Capital Formation & Appreciation 2Q’26 LTM R$ Second Quarter 2026 Highlights R$53 billion of capital formation and appreciation in the 2Q’26 LTM and R$13 billion in the 2 Q’26 , with highlights to Global IP&S, Credit and Real Assets segments See notes and definitions at end of document 89 mm FRE 2Q’26 + 36 % YoY R$ + 31 % YoY AuM 2Q’26 FRE per share¹ 2Q’26 R$ 1.35 Vinci Compass completed the strategic combination with BACS Asset Management , adding R$4.0 billion in AuM and building a scaled asset management platform in Argentina Vinci Compass announced the acquisition of Navi Real Estate , adding R$0.8 billion in AuM across REITs and closed - end funds and entering a new growth channel for Multi - strategy Real Estate products in Brazil 361 bn R$ + 19 % YoY

Vinci Compass announces the acquisition of Navi's Real Estate platform expanding its Multi-strategy and Residential presence

Navi's Real Estate Platform

~R$800 mm in **AuM**
Across **Multi-strategy** and **Residential Real Estate,** including **4 REITs listed on B3 or CETIP**

Multi-strategy **~R$600 mm**

Flexible allocation across Real Estate cycles: listed vehicles investing in REITs and Real Estate Credit (MBS)

Residential **~R$200 mm**

Residential Real Estate in Brazil: income-generating assets or development projects

Strategic Rationale

Deeper footprint	Durable fee base	LatAm consolidator
Greater scale in the REIT market, better positioned for follow-on offerings in favorable markets	Perpetual and long-term lock-up capital, enhancing fee quality	High-quality LatAm franchises: strategic, accretive and complementary

Scaling Multi-strategy Real Estate

~R$600 mm Navi RE Multi-strategy + **R$150 mm** Vinci Compass Multi-strategy → **~R$750 mm** Combined Multi-strategy[1]

26

Notes: As of June 30, 2026; Numbers may not add up due to rounding; [1]Pro forma combined AuM as of June 30, 2026.

VINCI COMPASS

Second Quarter 2026 Segment Earnings

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	Δ YoY(%)	2Q'25 YTD	2Q'26 YTD	Δ YoY(%)
Net revenue from management fees	195,569	244,858	252,191	29%	391,098	497,049	27%
Net revenue from advisory fees	26,220	16,067	9,047	(65)%	51,073	25,114	(51)%
Other revenues	10,944	11,040	11,190	2%	22,206	22,230	0%
Total Fee Related Revenues	**232,733**	**271,965**	**272,428**	**17%**	**464,377**	**544,393**	**17%**
Segment personnel expenses	(20,682)	(24,731)	(26,609)	29%	(40,807)	(51,340)	26%
Other G&A expenses	(17,423)	(19,298)	(19,085)	10%	(32,854)	(38,383)	17%
Placement Fee Amortization and Rebates	(17,792)	(20,823)	(23,781)	34%	(38,807)	(44,604)	15%
Corporate center expenses	(78,484)	(70,234)	(75,927)	(3)%	(156,136)	(146,161)	(6)%
Bonus compensation related to management and advisory	(33,127)	(40,572)	(38,363)	16%	(64,871)	(78,935)	22%
Total Fee Related Expenses	**(167,509)**	**(175,657)**	**(183,765)**	**10%**	**(333,476)**	**(359,422)**	**8%**
FEE RELATED EARNINGS (FRE)	**65,224**	**96,308**	**88,663**	**36%**	**130,901**	**184,971**	**41%**
FRE Margin (%)	*28.0%*	*35.4%*	*32.5%*		*28.2%*	*34.0%*	
FRE per share[1] (R$/share)	*1.03*	*1.47*	*1.35*	*31%*	*2.07*	*2.82*	*37%*
Net revenue from performance fees	8,342	2,890	7,345	(12)%	11,419	10,235	(10)%
Performance based compensation	(3,683)	(1,271)	(3,214)	(13)%	(5,033)	(4,485)	(11)%
PERFORMANCE RELATED EARNINGS (PRE)	**4,660**	**1,619**	**4,131**	**(11)%**	**6,387**	**5,750**	**(10)%**
PRE Margin (%)	*55.9%*	*56.0%*	*56.2%*		*55.9%*	*56.2%*	
(+) Realized GP investment income	13,576	6,093	8,719	(36)%	17,861	14,812	(17)%
(+) Unrealized GP investment income	(2,512)	(2,595)	(7,564)	201%	(2,791)	(10,159)	264%
INVESTMENT RELATED EARNINGS (IRE)	**11,064**	**3,498**	**1,155**	**(90)%**	**15,070**	**4,653**	**(69)%**
(-) Unrealized performance fees	8,711	–	–	N/A	8,711	–	N/A
(+) Unrealized performance compensation	(3,083)	–	–	N/A	(3,083)	–	N/A
(-) Unrealized GP investment income	2,512	2,595	7,564	201%	2,791	10,159	264%
SEGMENT DISTRIBUTABLE EARNINGS	**89,088**	**104,020**	**101,513**	**14%**	**160,777**	**205,533**	**28%**
Segment DE Margin (%)	*33.8%*	*37.0%*	*35.2%*		*32.0%*	*36.1%*	
(+) Depreciation and amortization	2,779	2,765	2,806	1%	6,140	5,571	(9)%
(+) Realized financial income	21,804	9,390	8,169	(63)%	36,227	17,559	(52)%
(-) Leasing expenses	(3,722)	(3,891)	(4,452)	20%	(7,480)	(8,343)	12%
(-) Other items[2]	(20,758)	(21,034)	(20,972)	1%	(34,762)	(42,006)	21%
(-) Non-operational expenses[3]	(618)	(314)	(1,828)	196%	(873)	(2,142)	145%
(-) Income taxes (excluding related to unrealized fees and income)	(13,236)	(21,693)	(15,629)	18%	(22,614)	(37,322)	65%
(-) Minority Interest[4]	–	(7,298)	(8,101)	N/A	–	(15,399)	N/A
DISTRIBUTABLE EARNINGS (DE)	**75,337**	**61,945**	**61,506**	**(18)%**	**137,415**	**123,451**	**(10)%**
DE Margin (%)	*26.4%*	*21.3%*	*20.7%*		*25.5%*	*21.0%*	
DE per share (R$/share)[5]	*1.19*	*0.95*	*0.94*	*(21)%*	*2.17*	*1.88*	*(13)%*
(+) Non-operational expenses (including Income Tax effect)	422	292	1,811	329%	650	2,103	224%
ADJUSTED DISTRIBUTABLE EARNINGS[6]	**75,759**	**62,237**	**63,317**	**(16)%**	**138,065**	**125,554**	**(9)%**
Adjusted DE Margin (%)	*26.6%*	*21.4%*	*21.3%*		*25.6%*	*21.4%*	
Adjusted DE per share[7] (R$/share)	*1.20*	*0.95*	*0.96*	*(19)%*	*2.18*	*1.92*	*(12)%*

27

See notes and definitions at end of document

VINCI COMPASS

Total Assets Under Management and Advisory

- Total assets under management and advisory (AuM[1]) of R$361.2 billion, up 19% year-over-year, driven by capital formation and appreciation across Global IP&S, Credit and Real Assets and the acquisitions of Verde and BACS
- AuM growth of 4% in the quarter was pushed by portfolio appreciation across Global IP&S and Credit, as well as the acquisition of BACS. The quarter was negatively impacted by FX variation, capital returns in TPD Alternative and outflows in TPD Liquid
- Capital subscriptions of R$0.8 billion in the quarter across SPS IV, MAV IV and Lacan IV, new vintages currently in the fundraising phase

Capital Formation & Appreciation
2Q'26 LTM



R$53.2 billion
78%
18%
8%
(2)%
(1)%
Global IP&S
Credit
Real Assets
Equities
Private Equity

AuM 2Q'26 vs 1Q'26 vs. 2Q'25 (R$bn)



304
347
361
230
30
16
12
16
264
37
16
15
15
274
43
15
15
14
2Q'25
1Q'26
2Q'26
Global IP&S
Credit
Equities
Real Assets
Private Equity

28

See notes and definitions at end of document

VINCI COMPASS

Fee Related Revenues

Management fees were R$252.2 million in the 2Q'26, up 29% year-over-year. The increase was driven by inorganic growth from the Verde and BACS transactions and organic growth across Credit and Global IP&S

Advisory fees totaled R$9.0 million in the 2Q'26, down 65% year-over-year. Upfront fees charged by Third Party Distribution Alternative business vary based on the timing of commitments. In addition, revenues from the Corporate Advisory segment declined due to quieter deal activity amid a high-interest rate environment with electoral uncertainties

Fee Related Revenues of R$544.4 million in the 2Q'26 YTD, up 17% YoY. The growth was driven by Verde and BACS acquisitions and continued fundraising momentum across different countries and strategies


Fee Related Revenues 2Q'26 vs. 2Q'25
(R$mm)
+17%
233
11
26
196
272
11
9
252
2Q'25
2Q'26
Management fees
Advisory fees
Other revenues


Fee Related Revenues 2Q'26 YTD vs. 2Q'25 YTD
(R$mm)
+17%
464
22
51
391
544
22
25
497
2Q'25 YTD
2Q'26 YTD
Management fees
Advisory fees
Other revenues

VINCI COMPASS

29

Financial Metrics

2Q'26 overview

Fee Related Earnings (FRE)
of R$88.7 million and R$1.35/share

- FRE growth was driven by higher management fees, reflecting the contribution of Verde and BACS, as well as organic growth across Credit and Global IP&S, with FRE margin at 33%

Performance Related Earnings (PRE)
of R$4.1 million and R$0.06/share

- Realized performance fees in Credit, Equities and Global IP&S segments. The year-over-year comparison was impacted by higher performance fees in Equities in the 2Q'25, supported by stronger local stock market performance in the period

Investment Related Earnings (IRE)
of R$1.2 million and R$0.02/share

- IRE in the 2Q'26 was driven by REITs dividends and a Real Estate closed-end fund realization, partially offset by a decrease in Real Estate funds' mark-to-market. In the 2Q'25, IRE benefited from the FIP Infra Transmissão contribution, following the conclusion of the fund's cycle



Fee Related Earnings (FRE)
(R$mm)
28%
33%
+36%
65
89
1.03
1.35
2Q'25
2Q'26
FRE per share
% FRE margin



Performance Related Earnings (PRE)
(R$mm)
56%
56%
(11)%
5
4
2Q'25
2Q'26
% PRE margin



Investment Related Earnings (IRE)
(R$mm)
(90)%
11
1
14
9
(3)
(8)
2Q'25
2Q'26
Realized GP Investment Income
Unrealized GP Investment Income

30

VINCI COMPASS

Financial Metrics

2Q'26 YTD overview

Fee Related Earnings (FRE)
of R$185.0 million and R$2.82/share

- The contribution of Verde for the full period and BACS in June 2026, alongside organic fundraising throughout 2Q'26 YTD, led to higher FRE in the period with FRE margin reaching 34%

Performance Related Earnings (PRE)
of R$5.8 million and R$0.09/share

- Both periods recorded performance fees from liquid funds across Credit, Equities and Global IP&S, with performance fees in Equities slightly higher in the 2Q'25 YTD than in the 2Q'26 YTD due to stronger local stock market performance

Investment Related Earnings (IRE)
of R$4.7 million and R$0.07/share

- The 2Q'26 YTD was supported by Real Estate contributions, including a higher one-off REIT dividend distribution and the realization of a closed-end fund, partially offset by lower fair value marks. The 2Q'25 YTD was positively impacted by the realization of the FIP Infra Transmissão fund

Fee Related Earnings (FRE)
(R$mm)


28%
34%
+41%
131
185
2.07
2.82
2Q'25 YTD
2Q'26 YTD
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


56%
56%
(10)%
6
6
2Q'25 YTD
2Q'26 YTD
% PRE margin

Investment Related Earnings (IRE)
(R$mm)


(69)%
15
5
18
15
(3)
(10)
2Q'25 YTD
2Q'26 YTD
Realized GP Investment Income
Unrealized GP Investment Income

VINCI COMPASS

31

Adjusted Distributable Earnings (Adj. DE)

Adj. DE in the 2Q'26 and in the 2Q'26 YTD was impacted primarily by the decline in realized financial income as capital calls have transferred this capital to private funds from liquid funds. In addition, lower realized performance fees and realized IRE, mainly reflecting the FIP Infra Transmissão realization in the 2Q'25, also affected the year-over-year comparison

Realized financial income decreased 63% year-over-year in the 2Q'26 and 52% year-over-year in the 2Q'26 YTD, as capital calls from IRE commitments reduced the cash position. Going forward, proprietary funds remain in the investment phase and are expected to continue drawing capital according to their capital call schedules

Adj. DE 2Q'26 vs. 2Q'25
(R$mm)



27%
(16)%
21%
76
63
1.20
0.96
2Q'25
2Q'26
Adj. DE per share
% Adj. DE margin

Adj. DE 2Q'26 YTD vs. 2Q'25 YTD
(R$mm)



26%
(9)%
21%
138
126
2.18
1.92
2Q'25 YTD
2Q'26 YTD
Adj. DE per share
% Adj. DE margin

32

See notes and definitions at end of document

VINCI COMPASS

33 21% 19% 17% 20% 15% 5% 3% Fair Value of Investments - IRE Commitment Balance Sheet Highlights & IRE Commitments 2Q'26 1Q'26 (IN R$ MILLIONS, UNLESS MENTIONED) 225.0 208.5 Cash and cash equivalents¹ 1,061.1 1,110.6 Net Investments 171.4 242.3 Liquid funds² 890.4 868.4 IRE Commitments³ (561.7) (565.2) Debt obligations 4 725.1 754.0 Net Cash and Investments 11.04 11.53 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$725.1 million in the 2Q’26, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 890.4 mm 25% 24% 15% 15% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.5 billion

IRE Proprietary Fund Commitments

As of 2Q'26, Vinci Compass had R$1,498.1 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate

Total capital called of R$963.8 million, representing 64.3% of the total capital committed to proprietary funds as of June 30, 2026

Fair Value of Investments account for R$890.4 million

Fair Value of Investments
(R$ mm)



868.4
55.8
(23.5)
(9.8)
(0.4)
890.4
1Q'26
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
2Q'26

Per share **R$13.27** **R$13.56**

IRE Commitments Overview

Total Capital Committed	**R$1,498.1** million
Total Capital Called	**R$963.8** million
Accum. Capital Returned	**R$243.3** million
Fair Value of Investments	**R$890.4** million

34

See notes and definitions at end of document

VINCI COMPASS

35 Appendix – I Segment Summaries

36 41% 23% 17% 16% 4% (1)% 38% 23% 16% 19% 5% (1)% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 2Q’26 YTD by Segment Segment Distributable Earnings (DE) 2Q’26 YTD by Segment Fee Related Earnings (FRE) were R$185.0 million in the 2Q’26 YTD, with 41% of FRE coming from Global IP&S, Credit accounting for 23%, Private Equity with 17%, followed by Real Assets with 16%, Equities accounting for 4% and Corporate Advisory for negative 1% Segment Distributable Earnings (DE) were R$205.5 million in the 2Q’26 YTD, with 38% coming from Global IP&S, followed by Credit with 23%, Real Assets with 19%, Private Equity accounting for 16%, Equities for 5% and Corporate Advisory for negative 1% R$206 mm R$185 mm

Global Investment Products & Solutions (Global IP&S)

Management fees of R$101.7 million in the 2Q'26, up 70% year-over-year, driven by the acquisition of Verde and the fundraising momentum in TPD Liquid and Global Solutions over the last twelve months

Advisory fees of R$7.1 million in the 2Q'26, down 60% year-over-year, coming from upfront fees[1] charged in TPD[2] Alternative strategy. These fees can vary significantly across quarters depending on the timing of commitments

AuM ended the 2Q'26 at R$274.0 billion, up 19% year-over-year and 4% quarter-over-quarter. In the quarter, portfolio appreciation and inflows in TPD Alternative and Global Solutions were partially offset by capital returns in TPD Alternative, outflows in TPD Liquid and local funds, and FX variation in U.S. dollar-denominated Global IP&S funds

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
Net revenue from management fees	59,691	103,833	101,717	70%	125,316	205,550	64%
Net revenue from advisory fees	17,527	13,968	7,085	(60)%	40,074	21,053	(47)%
Other revenues	10,748	11,040	11,190	4%	21,833	22,230	2%
Total Fee Related Revenues	**87,966**	**128,841**	**119,992**	**36%**	**187,223**	**248,833**	**33%**
Segment personnel expenses	(5,841)	(9,977)	(11,040)	89%	(12,140)	(21,017)	73%
Other G&A expenses	(8,383)	(11,682)	(11,504)	37%	(15,426)	(23,186)	50%
Placement Fee Amortization and Rebates	(9,683)	(10,201)	(10,532)	9%	(19,122)	(20,733)	8%
Corporate center expenses	(39,995)	(35,246)	(36,694)	(8)%	(82,017)	(71,940)	(12)%
Bonus compensation related to management and advisory	(11,598)	(19,326)	(16,158)	39%	(25,017)	(35,484)	42%
Total Fee Related Expenses	**(75,501)**	**(86,432)**	**(85,929)**	**14%**	**(153,722)**	**(172,361)**	**12%**
FEE RELATED EARNINGS (FRE)	**12,466**	**42,409**	**34,062**	**173%**	**33,501**	**76,471**	**128%**
FRE Margin (%)	*14.2%*	*32.9%*	*28.4%*		*17.9%*	*30.7%*	
Net revenue from performance fees	536	712	1,320	146%	1,830	2,032	11%
Realized performance fees	*536*	*712*	*1,320*	*146%*	*1,830*	*2,032*	*11%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(265)	(313)	(566)	113%	(828)	(879)	6%
PERFORMANCE RELATED EARNINGS (PRE)	**270**	**399**	**754**	**179%**	**1,003**	**1,153**	**15%**
PRE Margin (%)	*50.5%*	*56.0%*	*57.1%*		*54.8%*	*56.7%*	
(+) Realized GP investment income	397	360	28	(93)%	692	388	(44)%
(+) Unrealized GP investment income	(123)	714	(974)	694%	(689)	(260)	(62)%
INVESTMENT RELATED EARNINGS (IRE)	**274**	**1,074**	**(946)**	**N/A**	**4**	**128**	**3,324%**
(-) Unrealized GP investment income	123	(714)	974	694%	689	260	(62)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**13,133**	**43,168**	**34,844**	**165%**	**35,196**	**78,012**	**122%**
Segment DE Margin (%)	*14.8%*	*33.2%*	*28.7%*		*18.5%*	*31.0%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**228,773**	**262,178**	**272,544**	**19%**	**228,773**	**272,544**	**19%**
AVERAGE FEE RATE (%)	**0.13%**	**0.18%**	**0.18%**		**0.13%**	**0.18%**	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	**182,317**	**213,452**	**224,689**	**23%**	**182,317**	**224,689**	**23%**
AVERAGE FEE RATE (%) EX-UPFRONTS	**0.16%**	**0.22%**	**0.22%**		**0.16%**	**0.22%**	


Global IP&S AUM
Breakdown by Strategy
Advisory & Execution
3%
Other
2%
Multi-strategy
5%
Separate Mandates
7%
Global
Solutions
8%
TPD Alternative
27%
TPD Liquid
48%
R$274 bn
AuM

37
See notes and definitions at end of document

VINCI COMPASS

Credit

Fee Related Earnings (FRE) in the 2Q'26 increased 101% year-over-year, driven by strong fundraising, particularly from SPS IV, which generated catch-up fees, and MAV IV. The growth was also supported by the Verde contribution during the full period and the one-month contribution from BACS

The launch of MAV IV and new commitments in SPS IV resulted in over R$500 million in capital subscriptions in the 2Q'26. Capital formation and appreciation in the period totalled R$2.0 billion, reflecting the continued strength of our one-stop-shop credit platform across both local-to-local and cross-border strategies

Total AuM of R$42.5 billion, up 40% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
Net revenue from management fees	54,518	62,572	73,125	34%	107,336	135,697	26%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**54,518**	**62,572**	**73,125**	**34%**	**107,336**	**135,697**	**26%**
Segment personnel expenses	(6,928)	(6,772)	(7,218)	4%	(13,779)	(13,990)	2%
Other G&A expenses	(3,191)	(3,513)	(3,073)	(4)%	(5,752)	(6,586)	15%
Placement fee amortization and rebates	(7,525)	(8,576)	(10,919)	45%	(15,590)	(19,495)	25%
Corporate center expenses	(17,207)	(16,306)	(18,886)	10%	(34,330)	(35,192)	3%
Bonus compensation related to management and advisory	(8,196)	(8,643)	(10,001)	22%	(16,213)	(18,644)	15%
Total Fee Related Expenses	**(43,047)**	**(43,810)**	**(50,098)**	**16%**	**(85,664)**	**(93,908)**	**10%**
FEE RELATED EARNINGS (FRE)	11,471	18,762	23,028	101%	21,673	41,790	93%
FRE Margin (%)	*21.0%*	*30.0%*	*31.5%*		*20.2%*	*30.8%*	
Net revenue from performance fees	4,507	161	4,081	(9)%	4,522	4,242	(6)%
Realized performance fees	*4,507*	*161*	*4,081*	*(9)%*	*4,522*	*4,242*	*(6)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(1,959)	(62)	(1,782)	(9)%	(1,961)	(1,844)	(6)%
PERFORMANCE RELATED EARNINGS (PRE)	2,548	99	2,298	(10)%	2,561	2,397	(6)%
PRE Margin (%)	*56.5%*	*61.5%*	*56.3%*		*56.6%*	*56.5%*	
(+) Realized GP investment income	1,816	1,650	2,396	32%	3,292	4,046	23%
(+) Unrealized GP investment income	4,703	(824)	(246)	N/A	8,736	(1,070)	N/A
INVESTMENT RELATED EARNINGS (IRE)	6,519	826	2,150	(67)%	12,028	2,976	(75)%
(-) Unrealized GP investment income	(4,703)	824	246	N/A	(8,736)	1,070	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	15,835	20,511	27,722	75%	27,527	48,233	75%
Segment DE Margin (%)	*26.0%*	*31.9%*	*34.8%*		*23.9%*	*33.5%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	29,908	36,232	42,051	41%	29,908	42,051	41%
AVERAGE FEE RATE (%)	0.76%	0.71%	0.77%		0.76%	0.74%	


Credit AuM
Breakdown by Strategy
Diversified Private Credit 4%
Agribusiness 3%
Opportunistic Capital Solutions 7%
Structured Credit & Confirming 9%
Real Estate & Infrastructure Credit 11%
Hard Currency High Grade & High Yield 23%
Local Currency High Grade & High Yield 43%
R$43 bn AuM

38

VINCI COMPASS

Private Equity

Fee Related Earnings (FRE) of R$14.3 million in the 2Q'26 and R$31.2 million in the 2Q'26 YTD. The decrease in both periods reflects the combined impact of FX variation and lower management fees from funds entering divestment period

The VCP team continues to source new investment opportunities for Fund IV and pursue exits across Funds II and III, as the VIR team is concentrated on structuring the next impact investing vintage, VIR V

AuM ended the 2Q'26 at R$14.2 billion, down 5% quarter-over-quarter. The quarter was impacted by capital returns across different vintages, FX variation and a decrease in mark-to-market, following the listing of a VCP III portfolio company on the NYSE with subsequent stock price depreciation during the first half of 2026

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
Net revenue from management fees	30,710	28,017	27,290	(11)%	62,005	55,307	(11)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**30,710**	**28,017**	**27,290**	**(11)%**	**62,005**	**55,307**	**(11)%**
Segment personnel expenses	(1,178)	(1,291)	(1,395)	18%	(2,346)	(2,686)	14%
Other G&A expenses	(1,393)	(303)	(1,312)	(6)%	(2,191)	(1,615)	(26)%
Placement fee amortization and rebates	(363)	(356)	(352)	(3)%	(730)	(708)	(3)%
Corporate center expenses	(6,518)	(5,690)	(6,229)	(4)%	(12,550)	(11,919)	(5)%
Bonus compensation related to management and advisory	(3,636)	(3,402)	(3,752)	3%	(7,134)	(7,154)	0%
Total Fee Related Expenses	**(13,088)**	**(11,041)**	**(13,040)**	**(0)%**	**(24,949)**	**(24,081)**	**(3)%**
FEE RELATED EARNINGS (FRE)	**17,622**	**16,976**	**14,250**	**(19)%**	**37,055**	**31,226**	**(16)%**
FRE Margin (%)	*57.4%*	*60.6%*	*52.2%*		*59.8%*	*56.5%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	1,692	–	737	(56)%	1,692	737	(56)%
(+) Unrealized GP investment income	(5,316)	(405)	(2,253)	(58)%	(11,543)	(2,658)	(77)%
INVESTMENT RELATED EARNINGS (IRE)	**(3,624)**	**(405)**	**(1,516)**	**(58)%**	**(9,851)**	**(1,921)**	**(80)%**
(-) Unrealized GP investment income	5,316	405	2,253	(58)%	11,543	2,658	(77)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**19,314**	**16,976**	**14,988**	**(22)%**	**38,747**	**31,964**	**(18)%**
Segment DE Margin (%)	*59.6%*	*60.6%*	*53.5%*		*60.8%*	*57.0%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	12,710	12,287	11,524	(9)%	12,710	11,524	(9)%
AVERAGE FEE RATE (%)	1.01%	0.96%	0.98%		1.00%	0.97%	



Private Equity AuM
Breakdown by Flagship
Other
3%
VIR IV
7%
VCP II
14%
R$14 bn
AuM
VCP III
54%
VCP IV
22%

39

VINCI COMPASS

Equities

Fee Related Revenues of R$21.1 million in the 2Q'26, up 13% YoY. The growth was driven by the contribution of Verde and portfolio appreciation over the last twelve months

Equities AuM in the quarter reflected the combined effect of the BACS acquisition, local stock market depreciation, net outflows amid macro volatility and FX variation

Total AuM of R$15.5 billion, flat year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
Net revenue from management fees	18,686	21,356	21,091	13%	37,480	42,447	13%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**18,686**	**21,356**	**21,091**	**13%**	**37,480**	**42,447**	**13%**
Segment personnel expenses	(2,969)	(3,006)	(3,302)	11%	(5,238)	(6,308)	20%
Other G&A expenses	(1,497)	(2,012)	(1,892)	26%	(3,618)	(3,904)	8%
Placement fee amortization and rebates	(1,402)	(1,463)	(1,751)	25%	(2,953)	(3,214)	9%
Corporate center expenses	(5,991)	(6,325)	(6,430)	7%	(11,692)	(12,755)	9%
Bonus compensation related to management and advisory	(2,601)	(4,208)	(3,861)	48%	(5,163)	(8,069)	56%
Total Fee Related Expenses	**(14,460)**	**(17,014)**	**(17,236)**	**19%**	**(28,663)**	**(34,250)**	**19%**
FEE RELATED EARNINGS (FRE)	**4,226**	**4,342**	**3,855**	**(9)%**	**8,817**	**8,197**	**(7)%**
FRE Margin (%)	*22.6%*	*20.3%*	*18.3%*		*23.5%*	*19.3%*	
Net revenue from performance fees	3,299	2,017	1,943	(41)%	5,066	3,960	(22)%
Realized performance fees	*3,299*	*2,017*	*1,943*	*(41)%*	*5,066*	*3,960*	*(22)%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(1,426)	(896)	(866)	(39)%	(2,212)	(1,762)	(20)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,873**	**1,121**	**1,078**	**(42)%**	**2,854**	**2,199**	**(23)%**
PRE Margin (%)	*56.8%*	*55.6%*	*55.5%*		*56.3%*	*55.5%*	
(+) Realized GP investment income	–	–	–	N/A	–	–	N/A
(+) Unrealized GP investment income	1,997	–	–	(100)%	3,790	–	(100)%
INVESTMENT RELATED EARNINGS (IRE)	**1,997**	**–**	**–**	**(100)%**	**3,790**	**–**	**(100)%**
(-) Unrealized GP investment income	(1,997)	–	–	(100)%	(3,790)	–	(100)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**6,099**	**5,463**	**4,933**	**(19)%**	**11,671**	**10,396**	**(11)%**
Segment DE Margin (%)	*27.7%*	*23.4%*	*21.4%*		*27.4%*	*22.4%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**15,502**	**16,036**	**15,444**	**(0)%**	**15,502**	**15,444**	**(0)%**
AVERAGE FEE RATE (%)	**0.51%**	**0.57%**	**0.56%**		**0.53%**	**0.57%**	


Equities AuM
Breakdown by Strategy
Argentina 3%
LatAm 2%
Global 2%
Mexico 3%
Chile 18%
R$15 bn AuM
Brazil 72%

40

VINCI COMPASS

Real Assets

Fee Related Earnings (FRE) reached R$29.2 million in the 2Q'26 YTD, up 7% year-over-year. Excluding the catch-up fees from the VICC final closing in the 2Q'25, FRE increased 40% year-over-year, supported by higher management fees across strategies

The FIP Infra Transmissão fund realization positively impacted both realized performance fees and realized GP investment income in the 2Q'25, following the conclusion of the fund's cycle. As a result, IRE and Segment DE were higher in the 2Q'25 and in the 2Q'25 YTD compared to the same periods in 2026

Total AuM of R$15.1 billion, up 24% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
Net revenue from management fees	31,963	29,080	28,968	(9)%	58,960	58,048	(2)%
Net revenue from advisory fees	473	460	519	10%	2,322	979	(58)%
Other revenues	197	–	–	(100)%	374	–	(100)%
Total Fee Related Revenues	**32,633**	**29,540**	**29,487**	**(10)%**	**61,656**	**59,027**	**(4)%**
Segment personnel expenses	(3,054)	(2,939)	(2,879)	(6)%	(6,040)	(5,818)	(4)%
Other G&A expenses	(2,676)	(1,664)	(1,053)	(61)%	(5,450)	(2,717)	(50)%
Placement fee amortization and rebates	1,181	(227)	(227)	N/A	(413)	(454)	10%
Corporate center expenses	(7,712)	(5,539)	(6,379)	(17)%	(13,642)	(11,918)	(13)%
Bonus compensation related to management and advisory	(4,829)	(4,533)	(4,358)	(10)%	(8,912)	(8,891)	(0)%
Total Fee Related Expenses	**(17,089)**	**(14,901)**	**(14,894)**	**(13)%**	**(34,457)**	**(29,795)**	**(14)%**
FEE RELATED EARNINGS (FRE)	**15,543**	**14,639**	**14,593**	**(6)%**	**27,199**	**29,232**	**7%**
FRE Margin (%)	*47.6%*	*49.6%*	*49.5%*		*44.1%*	*49.5%*	
Net revenue from performance fees	1	–	1	(11)%	1	1	(11)%
Realized performance fees	*8,713*	–	*1*	*(100)%*	*8,713*	*1*	*(100)%*
Unrealized performance fees	*(8,711)*	–	–	*(100)%*	*(8,711)*	–	*(100)%*
Performance based compensation	(32)	–	–	(100)%	(32)	–	(100)%
PERFORMANCE RELATED EARNINGS (PRE)	**(31)**	**–**	**1**	**N/A**	**(31)**	**1**	**N/A**
PRE Margin (%)	*(2,759.3)%*	*N/A*	*100.0%*		*N/A*	*100.0%*	
(+) Realized GP investment income	9,672	4,083	5,558	(43)%	12,184	9,641	(21)%
(+) Unrealized GP investment income	(3,773)	(2,080)	(4,091)	8%	(3,086)	(6,171)	100%
INVESTMENT RELATED EARNINGS (IRE)	**5,899**	**2,003**	**1,467**	**(75)%**	**9,098**	**3,470**	**(62)%**
(-) Unrealized GP investment income	3,773	2,080	4,091	8%	3,086	6,171	100%
(-) Unrealized performance fees	8,711	–	–	(100)%	8,711	–	(100)%
(+) Unrealized performance compensation	(3,083)	–	–	(100)%	(3,083)	–	(100)%
SEGMENT DISTRIBUTABLE EARNINGS	**30,813**	**18,722**	**20,151**	**(35)%**	**44,981**	**38,873**	**(14)%**
Segment DE Margin (%)	*60.4%*	*55.7%*	*57.5%*		*54.5%*	*56.6%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**12,026**	**12,703**	**12,473**	**4%**	**12,026**	**12,473**	**4%**
AVERAGE FEE RATE (%)	**1.13%**	**0.97%**	**0.97%**		**1.05%**	**0.97%**	



Real Assets AuM Breakdown by Strategy
Forestry 13%
R$15 bn AuM
Infrastructure 44%
Real Estate 42%

41

VINCI COMPASS

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled negative R$1.1 million in the 2Q'26

In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, the Corporate Advisory team is working on an extensive pipeline of opportunities for the second half of 2026

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	8,220	1,639	1,443	(82)%	8,677	3,082	(64)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**8,220**	**1,639**	**1,443**	**(82)%**	**8,677**	**3,082**	**(64)%**
Segment personnel expenses	(712)	(746)	(775)	9%	(1,265)	(1,521)	20%
Other G&A expenses	(284)	(124)	(251)	(12)%	(418)	(375)	(10)%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,061)	(1,128)	(1,309)	23%	(1,905)	(2,437)	28%
Bonus compensation related to management and advisory	(2,267)	(460)	(233)	(90)%	(2,433)	(693)	(72)%
Total Fee Related Expenses	**(4,323)**	**(2,459)**	**(2,568)**	**(41)%**	**(6,020)**	**(5,027)**	**(17)%**
FEE RELATED EARNINGS (FRE)	**3,897**	**(820)**	**(1,125)**	**N/A**	**2,657**	**(1,945)**	**N/A**
FRE Margin (%)	*47%*	*(50)%*	*(78)%*		*31%*	*(63)%*	
SEGMENT DISTRIBUTABLE EARNINGS	**3,897**	**(820)**	**(1,125)**	**N/A**	**2,657**	**(1,945)**	**N/A**
Segment DE Margin (%)	*47%*	*(50)%*	*(78)%*		*31%*	*(63)%*	

42

VINCI COMPASS

43 Appendix – II Financial Statements

Financials - Income Statement

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	Δ YoY (%)	2Q'25 YTD	2Q'26 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	195,569	244,858	252,191	29%	391,098	497,049	27%
Net revenue from performance fees	8,342	2,890	7,345	(12)%	11,419	10,235	(10)%
Realized performance fees	*17,054*	*2,890*	*7,345*	*(57)%*	*20,131*	*10,235*	*(49)%*
Unrealized performance fees	*(8,711)*	*–*	*–*	*N/A*	*(8,711)*	*–*	*N/A*
Net revenue from advisory	26,220	16,067	9,047	(65)%	51,073	25,114	(51)%
Other revenues	10,944	11,040	11,190	2%	22,206	22,230	0%
Total net revenues from services rendered	**241,075**	**274,855**	**279,773**	**16%**	**475,796**	**554,628**	**17%**
OPERATING EXPENSES							
Bonus related to management and advisory	(33,127)	(40,572)	(38,363)	16%	(64,871)	(78,935)	22%
Performance based compensation	(3,683)	(1,271)	(3,214)	(13)%	(5,033)	(4,485)	(11)%
Realized	*(6,766)*	*(1,271)*	*(3,214)*	*(52)%*	*(8,116)*	*(4,485)*	*(45)%*
Unrealized	*3,083*	*–*	*–*	*N/A*	*3,083*	*–*	*N/A*
Total compensation and benefits	**(36,810)**	**(41,843)**	**(41,577)**	**13%**	**(69,904)**	**(83,420)**	**19%**
Segment personnel expenses	(20,682)	(24,731)	(26,609)	29%	(40,807)	(51,340)	26%
Other general and administrative expenses	(17,423)	(19,298)	(19,085)	10%	(32,854)	(38,383)	17%
Placement fee amortization and rebates	(17,792)	(20,823)	(23,781)	34%	(38,807)	(44,604)	15%
Corporate center expenses	(78,484)	(70,234)	(75,927)	(3)%	(156,136)	(146,161)	(6)%
Total expenses	**(171,191)**	**(176,928)**	**(186,979)**	**9%**	**(338,508)**	**(363,907)**	**8%**
Operating profit	**69,884**	**97,927**	**92,794**	**33%**	**137,288**	**190,721**	**39%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
Investment Related Earnings (IRE)	11,064	3,498	1,155	(90)%	15,070	4,653	(69)%
Realized gain from GP investment income	*13,576*	*6,093*	*8,719*	*(36)%*	*17,861*	*14,812*	*(17)%*
Unrealized gain from GP investment income	*(2,512)*	*(2,595)*	*(7,564)*	*201%*	*(2,791)*	*(10,159)*	*264%*
Financial income	21,804	9,390	8,169	(63)%	36,227	17,559	(52)%
Realized gain from financial income	*21,804*	*9,390*	*8,169*	*(63)%*	*36,227*	*17,559*	*(52)%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(3,722)	(3,891)	(4,452)	20%	(7,480)	(8,343)	12%
Other items[1]	(5,165)	42,389	(11,460)	122%	(9,623)	30,929	N/A
Equity gain (loss)	(3,996)	885	262	N/A	(6,197)	1,147	N/A
Equity-based compensation	(6,994)	(5,753)	(8,492)	21%	(11,997)	(14,245)	19%
Management contract amortization[2]	(3,471)	(5,596)	(5,286)	52%	(6,341)	(10,882)	72%
Non-operational expenses[3]	(618)	(314)	(1,828)	196%	(873)	(2,142)	145%
Total Other Items	**8,902**	**40,608**	**(21,932)**	**N/A**	**8,786**	**18,676**	**113%**
Profit before income taxes	**78,785**	**138,535**	**70,862**	**(10)%**	**146,073**	**209,397**	**43%**
(-) Income taxes[4]	(12,012)	(29,197)	(18,299)	52%	(23,372)	(47,496)	103%
NET INCOME	**66,773**	**109,338**	**52,563**	**(21)%**	**122,701**	**161,901**	**32%**
(+) Non-operational expenses (including Income Tax effect)	422	292	1,811	329%	650	2,103	224%
(-) Contingent consideration adjustment related to acquisitions[5]	(10,851)	(35,545)	(8,681)	(20)%	(18,992)	(44,226)	133%
(+) OCI adjustment[6]	–	(23,007)	2,019	N/A	–	(20,988)	N/A
ADJUSTED NET INCOME	**56,345**	**51,078**	**47,711**	**(15)%**	**104,360**	**98,789**	**(5)%**
Attributable to the shareholders of the parent company	57,172	44,759	42,965	(25)%	105,791	87,724	(17)%
Attributable to non-controlling interests	(827)	6,319	4,746	N/A	(1,431)	11,065	N/A

44

See notes and definitions at end of document

VINCI COMPASS

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	2Q'25 YTD	2Q'26 YTD
OPERATING PROFIT	**69,884**	**97,927**	**92,794**	**137,288**	**190,721**
(-) Net revenue from realized performance fees	(17,054)	(2,890)	(7,345)	(20,131)	(10,235)
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
(+) Compensation allocated in relation to performance fees	3,683	1,271	3,214	5,033	4,485
FEE RELATED EARNINGS (FRE)	**65,224**	**96,308**	**88,663**	**130,901**	**184,971**
OPERATING PROFIT	**69,884**	**97,927**	**92,794**	**137,288**	**190,721**
(-) Net revenue from management fees	(195,569)	(244,858)	(252,191)	(391,098)	(497,049)
(-) Net revenue from advisory	(26,220)	(16,067)	(9,047)	(51,073)	(25,114)
(-) Other revenues	(10,944)	(11,040)	(11,190)	(22,206)	(22,230)
(+) Bonus related to management and advisory	33,127	40,572	38,363	64,871	78,935
(+) Personnel expenses	20,682	24,731	26,609	40,807	51,340
(+) Other general and administrative expenses	17,423	19,298	19,085	32,854	38,383
(+) Placement fee amortization and rebates	17,792	20,823	23,781	38,807	44,604
(+) Corporate center expenses	78,484	70,234	75,927	156,136	146,161
PERFORMANCE RELATED EARNINGS (PRE)	**4,660**	**1,619**	**4,131**	**6,387**	**5,750**
OPERATING PROFIT	**69,884**	**97,927**	**92,794**	**137,288**	**190,721**
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
(+) Compensation allocated in relation to unrealized performance fees	(3,083)	–	–	(3,083)	–
(+) Realized gain from GP investment income	13,576	6,093	8,719	17,861	14,812
SEGMENT DISTRIBUTABLE EARNINGS	**89,088**	**104,020**	**101,513**	**160,777**	**205,533**
NET INCOME	**66,773**	**109,338**	**52,563**	**122,701**	**161,901**
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
(+) Income tax from unrealized performance fees	(1,004)	–	–	(1,004)	–
(+) Compensation allocated in relation to unrealized performance fees	(3,083)	–	–	(3,083)	–
(-) Unrealized gain from GP investment income	2,512	2,595	7,564	2,791	10,159
(+) Income tax on unrealized gain from GP investment income	(2,672)	(90)	(37)	(1,978)	(127)
(-) Unrealized gain from financial income	–	–	–	–	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	(12,932)	(42,895)	(10,292)	(22,478)	(53,187)
(+) Income tax on contingent consideration	2,081	7,350	1,611	3,486	8,961
(+) Depreciation and amortization	6,250	8,361	8,092	12,481	16,453
(+) Equity-based compensation	4,333	5,753	5,009	9,336	10,762
(-) Income Taxes on Equity-based compensation	371	244	1,096	254	1,340
(+) Equity gain (loss)	3,996	(885)	(262)	6,197	(1,147)
(+) Dividends received	–	2,479	2,244	–	4,723
(+) Non-operational expenses including income tax related to realized expense[2]	422	292	1,811	650	2,103
(+) OCI Adjustment[3]	–	(23,007)	2,019	–	(20,988)
(-) Minority Interest	–	(7,298)	(8,101)	–	(15,399)
ADJUSTED DISTRIBUTABLE EARNINGS	**75,759**	**62,237**	**63,317**	**138,065**	**125,554**
TOTAL NET REVENUE FROM SERVICES RENDERED	**241,075**	**274,855**	**279,773**	**475,796**	**554,628**
(-) Net revenue from realized performance fees	(17,054)	(2,890)	(7,345)	(20,131)	(10,235)
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**232,733**	**271,966**	**272,428**	**464,377**	**544,394**

45

See notes and definitions at end of document

VINCI COMPASS

46 Balance Sheet 6/30/2026 03/31/2026 Assets Current assets 224,968 208,545 Cash and cash equivalents 92,426 106,053 Cash and bank deposits 110,309 84,671 Financial instruments at fair value through profit or loss 22,233 17,821 Financial instruments at amortized cost 852,972 755,707 Financial instruments at fair value through profit or loss 211,615 190,973 Trade receivables - - Sub - leases receivable 20,402 20,011 Taxes recoverable 84,890 76,954 Other assets 1,394,847 1,252,190 Total current assets Non - current assets 888,928 883,744 Financial instruments at fair value through profit or loss 5,751 5,741 Financial instruments at amortized cost 27,451 27,384 Trade receivables 2,763 3,003 Taxes recoverable 40,544 39,873 Deferred taxes 34,524 37,687 Other receivables 999,961 997,432 71,969 69,903 Investments accounted for using the equity method 49,869 49,655 Judicial deposits 72,079 71,456 Property and equipment 127,571 134,225 Right of use - Leases 1,372,438 1,318,733 Intangible assets 2,693,887 2,641,404 Total non - current assets 4,088,734 3,893,594 Total Assets 6/30/2026 03/31/2026 Liabilities and equity Current liabilities 14,102 13,692 Trade payables – 29,508 Financial instruments at fair value through profit or loss – 39,843 Deferred Revenue 29,357 57,115 Leases 38,184 41,543 Accounts payable 101,408 40,858 Labor and social security obligations 163,582 14,295 Loans and Financing 42,895 9,706 Taxes and contributions payable 389,528 246,560 Total current liabilities Non - current liabilities – – Accounts payable 118,854 124,430 Leases 3,525 7,635 Labor and social security obligations 691,183 845,529 Loans and Financing 3,275 3,900 Deferred taxes 50,285 50,136 Provision for contingencies 678,810 528,814 Retirement plans liabilities 1,545,932 1,560,444 1,935,460 1,807,004 Total liabilities Equity 19 19 Share capital 2,263,114 2,236,406 Additional paid - in capital (293,488) (306,608) Treasury shares 131,586 138,344 Retained Earnings (52,715) (59,633) Other reserves 2,048,516 2,008,528 104,758 78,062 Non - controlling interests in the equity of subsidiaries 2,153,274 2,086,590 Total equity 4,088,734 3,893,594 Total liabilities and equity Notes: Numbers may not add up due to rounding.

47 Supplemental Details

AuM[1] Rollforward

For the Three Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**263,503**	**36,813**	**14,975**	**16,086**	**15,427**	**346,803**
(+/-) Capital Subscription / (Capital Return)	241	429	(93)	–	(109)	468
(+) Capital Subscription	*241*	*542*	–	–	*28*	*811*
(-) Capital Return	–	*(113)*	*(93)*	–	*(137)*	*(343)*
(+) Acquisitions	–	3,979	–	30	–	4,009
(+/-) Net Inflow / Outflow	*(5,694)*	*513*	–	*(64)*	*(5)*	*(5,250)*
(+/-) FX Variation	*(1,962)*	*(195)*	*(17)*	*(36)*	*(35)*	*(2,245)*
(+/-) Appreciation / (Depreciation)	*17,877*	*964*	*(695)*	*(526)*	*(212)*	*17,409*
Ending balance	**273,965**	**42,503**	**14,170**	**15,490**	**15,066**	**361,195**

For the Twelve Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**230,155**	**30,459**	**15,769**	**15,552**	**12,123**	**304,057**
(+/-) Capital Subscription / (Capital Return)	235	401	(208)	–	2,180	2,608
(+) Capital Subscription	*241*	*1,172*	*1*	–	*3,155*	*4,570*
(-) Capital Return	*(6)*	*(771)*	*(209)*	–	*(976)*	*(1,962)*
(+) Acquisitions	14,458	4,495	–	651	–	19,603
(+/-) Net Inflow / Outflow	*9,802*	*5,556*	–	*(2,912)*	*(14)*	*12,433*
(+/-) FX Variation	*(11,868)*	*(1,209)*	*(108)*	*(268)*	*(229)*	*(13,682)*
(+/-) Appreciation / (Depreciation)	*31,184*	*2,801*	*(1,282)*	*2,467*	*1,006*	*36,176*
Ending balance	**273,965**	**42,503**	**14,170**	**15,490**	**15,066**	**361,195**

48

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AuM[1] Rollforward

For the Three Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**262,178**	**36,232**	**12,287**	**16,036**	**12,703**	**339,435**
(+/-) Capital Subscription / (Capital Return)	241	429	(93)	–	(109)	468
(+) Capital Subscription	*241*	*542*	–	–	*28*	*811*
(-) Capital Return	–	*(113)*	*(93)*	–	*(137)*	*(343)*
(+) Acquisitions	–	3,979	–	30	–	4,009
(+/-) Net Inflow / Outflow	*(5,770)*	*645*	–	*(65)*	*(5)*	*(5,196)*
(+/-) FX Variation	*(1,957)*	*(191)*	*(7)*	*(36)*	*(13)*	*(2,205)*
(+/-) Appreciation / (Depreciation)	*17,852*	*958*	*(662)*	*(520)*	*(102)*	*17,525*
Ending balance	**272,544**	**42,051**	**11,524**	**15,444**	**12,473**	**354,036**

For the Twelve Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**228,773**	**29,908**	**12,710**	**15,502**	**12,026**	**298,920**
(+/-) Capital Subscription / (Capital Return)	235	392	(208)	–	(494)	(75)
(+) Capital Subscription	*241*	*1,163*	–	–	*482*	*1,886*
(-) Capital Return	*(6)*	*(771)*	*(208)*	–	*(976)*	*(1,960)*
(+) Acquisitions	14,458	4,495	–	651	–	19,603
(+/-) Net Inflow / Outflow	*9,686*	*5,396*	–	*(2,901)*	*(14)*	*12,166*
(+/-) FX Variation	*(11,837)*	*(1,185)*	*(99)*	*(267)*	*(66)*	*(13,453)*
(+/-) Appreciation / (Depreciation)	*31,229*	*3,045*	*(880)*	*2,459*	*1,021*	*36,874*
Ending balance	**272,544**	**42,051**	**11,524**	**15,444**	**12,473**	**354,036**

49

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	2Q'26	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	228.2	(6.5)%	1.2%	12.3%	29.5%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	871.3	(4.8)%	7.2%	20.5%	32.8%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	342.1	(6.9)%	6.8%	21.8%	38.4%	IBOV	IBOV
Compass CRECE+	Equities	255.0	1.2%	9.9%	24.2%	54.1%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	367.4	6.4%	5.1%	56.2%	97.3%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,770.5	(0.6)%	(0.6)%	27.9%	58.1%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	659.0	2.0%	5.6%	9.9%	21.1%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	479.4	1.3%	4.9%	11.3%	20.9%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	294.0	2.8%	6.1%	12.2%	26.3%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,577.6	2.9%	2.8%	7.6%	17.3%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,810.6	3.6%	4.5%	7.8%	18.3%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	3,335.2	1.7%	3.6%	7.8%	19.1%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,387.2	3.4%	6.9%	15.0%	29.7%	CDI	N/A
Compass Yield 30	Credit	1,764.3	3.9%	7.5%	15.1%	30.3%	CDI	CDI
Compass Deuda Plus	Credit	573.7	1.5%	3.6%	7.6%	19.0%	N/A	N/A
Compass Renta Fija-B	Credit	698.9	1.1%	0.8%	3.1%	8.1%	CEMBI Broad Div	N/A

Benchmark	2Q'26	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	3.7%	7.3%	13.0%	27.4%
IBOV[6]	(8.2)%	6.8%	23.9%	38.8%
S&P/BMV IPC[7]	(1.0)%	5.8%	20.6%	37.0%
S&P MERVAL[8]	5.7%	3.8%	54.7%	96.3%
CDI[9]	3.3%	6.8%	14.8%	28.7%
IPCA	1.4%	3.4%	4.6%	10.2%
CEMBI Broad Div[10]	3.3%	3.4%	8.1%	17.1%
CEMBI Broad Div HY[11]	3.9%	5.2%	9.8%	19.9%
PIP Cetes 28D[12]	1.7%	3.4%	7.6%	18.7%

50

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	2Q'26	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	37.8	3.0%	6.0%	13.0%	25.2%	CDI	CDI
Atlas Strategy	Global IP&S	97.9	2.1%	4.5%	10.5%	23.9%	CDI	CDI
Vinci Valorem FIM	Global IP&S	610.5	3.4%	7.3%	14.4%	24.4%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	515.7	2.5%	5.7%	11.6%	18.9%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	85.6	3.0%	8.9%	16.1%	21.2%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,044.9	(1.2)%	1.4%	11.7%	9.2%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,405.9	(2.8)%	(1.1)%	20.4%	36.0%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	386.4	(4.0)%	(2.9)%	3.9%	(14.6)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	62.8	20.4%	13.7%	31.6%	30.5%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	126.2	1.5%	6.0%	11.9%	12.0%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	394.7	0.2%	0.3%	1.8%	5.0%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	42.1	(1.7)%	1.6%	9.7%	16.6%	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	441.5	4.9%	13.1%	40.2%	(22.9)%	N/A	N/A

Benchmark	2Q'26	YTD	12 M	24 M
CDI[2]	3.3%	6.8%	14.8%	28.7%
IMA-B[3]	2.5%	6.5%	12.1%	22.2%
IPCA[4]	1.4%	3.4%	4.6%	10.2%
IFIX[5]	(1.0)%	1.5%	10.0%	14.4%

51

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	54	5,185	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,700	2,039	1,661	3,700	1.4x	0.7x	3.9%	(3.5%)
VCP III	Private Equity	2018	4,000	2,572	318	4,449	4,767	1.8x	1.7x	15.6%	13.4%
VCP IV	Private Equity	2022	3,879	1,177	–	1,588	1,588	1.3x	1.3x	44.9%	50.1%
VCP Strategy[2]	**Private Equity**		**11,494**	**7,655**	**7,488**	**7,752**	**15,240**	**2.0x**	**1.8x**	**61.3%**	**67.3%**
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	294	20	314	2.3x	1.8x	20.0%	13.4%
VIR IV	Private Equity	2020	1,000	754	188	918	1,106	1.3x	1.6x	20.3%	22.5%
VIR Strategy[4]	**Private Equity**		**1,276**	**901**	**507**	**939**	**1,446**	**1.7x**	**1.6x**	**21.1%**	**26.0%**
SPS I	Credit	2018	128	207	361	18	379	2.3x	1.8x	25.6%	19.2%
SPS II	Credit	2020	671	1,091	1,217	581	1,798	2.2x	2.3x	22.5%	23.0%
SPS III	Credit	2021	1,071	1,745	988	1,561	2,550	2.4x	2.4x	23.9%	24.2%
SPS IV	Credit	2025	1,561	436	13	468	481	2.0x	2.1x	23.3%	32.1%
SPS Strategy[5]	**Credit**		**3,431**	**3,478**	**2,579**	**2,629**	**5,208**	**2.2x**	**2.2x**	**23.4%**	**23.0%**
MAV I	Credit	2022	165	165	185	64	249	1.5x	1.5x	19.3%	21.8%
MAV II	Credit	2023	205	205	71	205	276	1.3x	1.5x	19.4%	16.8%
MAV III	Credit	2025	125	167	24	170	193	N.M.	N.M.	N.M.	N.M.
MAV IV	Credit	2026	313	313	7	314	321	N.M.	N.M.	N.M.	N.M.
MAV Strategy[6]	**Credit**		**808**	**850**	**287**	**753**	**1,039**	**1.4x**	**1.5x**	**19.4%**	**19.0%**
Lacan Florestal I	Real Assets	2012	253	253	255	315	571	2.3x	1.3x	10.6%	2.8%
Lacan Florestal II	Real Assets	2016	356	356	125	566	691	1.9x	1.5x	10.4%	6.1%
Lacan Florestal III	Real Assets	2020	502	465	–	647	647	1.4x	1.4x	11.1%	10.4%
Lacan Florestal IV	Real Assets	2023	260	216	–	274	274	1.3x	1.4x	21.6%	27.3%
Lacan Strategy[7]	**Real Assets**		**1,371**	**1,290**	**380**	**1,802**	**2,182**	**1.7x**	**1.4x**	**12.6%**	**6.2%**
FIP Transmissão[8]	Real Assets	2017	211	104	367	9	375	3.6x	2.7x	55.5%	40.4%
VIAS[9]	Real Assets	2021	386	350	–	528	528	1.5x	1.5x	13.7%	13.1%
VICC[10]	Real Assets	2022	1,784	151	–	169	169	1.1x	1.2x	7.7%	14.2%
VFDL[11]	Real Assets	2021	422	349	40	416	457	1.3x	1.3x	10.1%	10.0%
Vinci Credit Infra[12]	Credit	2022	1,848	1,451	96	1,649	1,745	1.2x	1.2x	N.M.	N.M.

52

See notes and definitions at end of document

VINCI COMPASS

53 See notes and definitions at end of document Shareholder Dividends & Share Summary 2Q’26 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 ($ in thousands) 63,317 62,237 81,288 73,092 75,759 62,306 73,946 57,104 Adjusted Distributable Earnings (R$) 12,424 12,702 15,605 13,645 13,964 11,027 12,804 9,872 Adjusted Distributable Earnings (US$)¹ 0.19 0.19 0.24 0.22 0.22 0.17 0.20 0.19 Adjusted DE per Common Share (US$)² 0.17 0.17 0.17 0.15 0.15 0.15 0.15 0.16 Actual Dividend per Common Share (US$)³ 2Q’26 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 VINP Shares Shares Repurchased - - - - 173,762 683,148 607,643 374,834 # of Shares - - - - 9.47 10.07 10.28 10.38 Average Cost (US$/share) - - - - 1,645,210 6,879,698 6,246,577 3,890,849 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 51,184,744 50,955,859 50,955,859 48,778,420 48,778,420 48,896,968 49,580,116 38,404,375 Class A⁴ 65,650,983 65,422,098 65,422,098 63,244,659 63,244,659 63,363,207 64,046,355 52,870,614 Common Shares Vinci Compass generated R$0.96 or US$0.19¹ of Adjusted Distributable Earnings per common share² for the 2Q’26. The company de cla red a quarterly dividend of US$0.17 per common share to record holders as of August 25, 2026; payable on September 9, 2026

54 Notes to page 13 (1) As of June 2026 ; Fund size for VCP IV does not consider potential co - investments . Notes to page 25 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Notes to page 27 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Minority interest comprises the portion of earnings attributable to the non - controlling interest, following Vinci Compass’ acquisitions of controlling stakes in the Verde and BACS transactions . Therefore, results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . (5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . (6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . Notes to page 28 (1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 29 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . Notes and Definitions

55 Notes to page 33 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of June 30 , 2026 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 2 Q' 26 Financial Statements filed within the SEC on August 11 , 2026 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of June 30 , 2026 . For more detail, please see the Financial Statements filed within the SEC on August 11 , 2026 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 2 Q' 26 Financial Statements filed within the SEC on August 11 , 2026 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 37 (1) Upfront fees are one - time fees charged for TPD Alternative commitments . (2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 44 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . (6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

56 Notes to page 45 (1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (3) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 48 (1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 49 (1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 50 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes and Definitions (cont’d)

57 Notes to page 51 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 52 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency . (2) Committed capital for VCP III and VCP IV consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Track record presented for the VCP strategy as of 1 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 1 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 2 Q’ 26 . (6) Track record for MAV strategy is presented as of 2 Q’ 26 . (7) Track record for Lacan strategy is presented as of 2 Q’ 26 . (8) Track record for FIP Infra is presented as of 2 Q’ 26 . (9) Track record for VIAS is presented as of 2 Q’ 26 . (10) Total commitments for VICC are presented as of 2 Q’ 26 . (11) Track record for VFDL is presented as of 2 Q’ 26 . (12) Track record for Vinci Credit Infra is presented as of 2 Q’ 26 . Notes to page 53 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 0963 , as of August 10 , 2026 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Actual dividends per common share are calculated considering the share count as of the applicable record date . (4) As of June 30 , 2026 , Public Float was comprised of 16 , 029 , 238 Class A common shares . Notes and Definitions (cont’d)

58 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

59 • “AuM” refers to assets under management and advisory . Our AuM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AuM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AuM to vary over time, independently of underlying asset or commitment changes . AuM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AuM across segments . Therefore, while our AuM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

60 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

61